VIA ELECTRONIC TRANSMISSION

March 21, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	SPHERE 3D CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA84841Q1090

	CUSIP:	84841Q109

2	Date Fixed for the Meeting:	May 27, 2014

3	Record Date for Notice:	April 16, 2014

4	Record Date for Voting:	April 16, 2014

5	Beneficial Ownership Determination Date:	April 16, 2014

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO

	Stratification Level:	NOT APPLICABLE

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Michael Lee "
Relationship Manager
mlee@equityfinancialtrust.com

tmxequitytransferservices.com